HEINEKEN N.V.
established in Amsterdam

Shareholders are convoked to the annual general meeting of shareholders to be held at **Beurs van Berlage, Damrak 243, Amsterdam on Thursday 20 April 2006 at 2 p.m.** *The Beurs van Berlage will be open from 1 p.m.*

The agenda and the explanatory notes, the annual report, the financial statements relating to the financial year 2005 and the information as referred to in article 2:392 paragraph 1 of the Dutch Civil Code, can be obtained from today at the company's office in Amsterdam and at the Heineken establishments in 's-Hertogenbosch and Zoeterwoude and also through the ABN AMRO Servicedesk, telephone number +31 76 57 99 455. All texts of the above mentioned documents can also be found at www.heinekeninternational.com.

Agenda
Opening
1 Report for the financial year 2005.
- a Adoption of the Balance Sheet as at 31 December 2005, the income statement for the year 2005 and the Notes thereto.
- b Explanation of the reserve and dividend policy.
- c Decision on the appropriation of the balance of the income statement in accordance with Article 12 paragraph 7 of the company's Articles of Association.
- d Discharge of the members of the Executive Board.
- e Discharge of the members of the Supervisory Board.

2 Authorisation of the Executive Board to repurchase own shares.
3 Authorisation of the Executive Board to issue (right to) shares and to restrict or exclude shareholders' pre-emption rights.
4 Composition of the Supervisory Board:
- a Proposal to re-appoint Mr. C.J.A. van Lede as a member of the Supervisory Board;
- b Proposal to re-appoint Mr. J.M. de Jong as a member of the Supervisory Board;
- c Proposal to appoint Mrs. A.M. Fentener van Vlissingen as a member of the Supervisory Board.
- d Proposal to appoint Lord Maclaurin of Knebworth as a member of the Supervisory Board.

Closing

Registration date
The Executive Board has determined that only those entered in one of the registers designated by the company on Thursday, 13 April 2006 (the 'registration date'), after all entries and deletions have been made for that day, will be eligible to attend and vote at the general meeting of shareholders on 20 April 2006.

Application and registration
Holders of bearer shares
The designated register or sub-register for holders of bearer shares are the records of the institutions affiliated to Euroclear Nederland identifying the shareholder on the registration date. Holders of bearer shares wishing to attend the meeting and exercise the rights attaching to bearer shares must apply via their bank to ABN AMRO Bank N.V. not later than 13 April 2006. Once an application has been submitted, the shares will be registered up to and including the registration date. The proof of deposit issued by the bank will then serve as the admission ticket for the meeting.

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Holders of registered shares
Holders of registered shares wishing to attend the meeting and exercise the rights attaching to registered shares must notify the company in writing not later than 13 April 2006. Provided they are entered in the company's register of shareholders on 13 April 2006, they will then receive an admission ticket for the meeting by mail.

Electronic voting
Heineken N.V. offers this year for the first time the possibility for shareholders to submit their voting instruction through internet, in case they are unable to attend the general meeting of shareholders. Shareholders first have to register as described above and can then, with their deposit certicate / admission ticket, submit their voting instructions through our website (www.heinekeninternational.com/investor relations/agm) till 18 April 2006, 10 a.m. ultimately.

Shareholders of Heineken Holding N.V
Shareholders of Heineken Holding N.V. may attend the meeting as observers. To this end they must deposit their shares in the manner described above for Heineken N.V. shares, the receipts to be issued serving as admission tickets.

Persons entitled to the rights granted by law to the holders of depositary receipts for shares issued with the concurrence of Heineken N.V. and Heineken Holding N.V. are equated with shareholders.

The Supervisory Board
The Executive Board
Amsterdam, 28 March 2006

Resolutions of the Annual General Meeting of Shareholders (AGM) of Heineken N.V. dated 20 April 2006.

1a **Adoption of the Balance Sheet as at 31 December 2005, the income statement for the year 2005 and the Notes thereto.**
The AGM adopted the annual accounts 2005.

1c **Decision on the appropriation of the balance of the income statement in accordance with Article 12 paragraph 7 of the company's Articles of Association.**
The AGM adopted the dividend proposal of €0.40 per share of €1.60 nominal value.
On 21 September 2005 an amount of €0.16 was paid as interim dividend.
With effect from 8 May 2006 the final dividend of €0.24 per share (less 25% withholding tax) will be made payable.

1d **Discharge of the members of the Executive Board.**
The AGM discharged the members of the Executive Board for their management during the financial year 2005 in as far as appears from the annual accounts.

1e **Discharge of the members of the Supervisory Board.**
The AGM discharged the members of the Supervisory Board for their supervision during the financial year 2005.

2 **Authorisation of the Executive Board to repurchase own shares.**
The AGM has authorised the Executive Board for the statutory maximum period of 18 months starting 20 April 2006 to repurchase shares subject to the following conditions and with due observance of the law and the Articles of Association:

a. the maximum number of shares which may be repurchased is the statutory maximum of 10% of the issued share capital of the company;
b. repurchase transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the repurchase transaction or, in the absence of such a price, the latest price quoted therein;
c. repurchase transactions may be executed on the stock exchange or otherwise.

3 Authorisation of the Executive Board to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights.

The AGM has authorised the Executive Board for a period of 18 months, starting 20 April 2006 to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

4 Composition of the Supervisory Board.

Messrs C.J.A. van Lede and J.M. de Jong have been re-appointed as members of the Supervisory Board for a period of 4 years until and including the General Meeting of Shareholders in 2010.

Two new Supervisory Board members were appointed for a period of 4 years until and including the General Meeting of Shareholders in 2010:

Mrs. A.M. Fentener van Vlissingen and Lord MacLaurin of Knebworth.

Amsterdam, 20 April 2006

HEINEKEN N.V.
established in Amsterdam

The Executive Board of Heineken N.V. hereby gives notice that a dividend of € 0.40 per share of € 1.60 par value has been declared for the 2005 financial year. The interim dividend of € 0.16 already made payable on 21 September 2005 will be deducted from this. The final dividend per share is therefore € 0,24.

The final dividend, less 25% dividend withholding tax, will be made payable with effect from 8 May 2006 at ABN AMRO Bank N.V. in Amsterdam. The shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam N.V. as from 24 April 2006.

Amsterdam, 21 April 2006